United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2005
Valley of the Rio Doce Company
(Translation of Registrant’s name into English)
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

TABLE OF CONTENTS:

Press Release
Signature Page

Moody’s upgrades CVRD’s structured finance deals
Rio de Janeiro, September 26, 2005 — Companhia Vale do Rio Doce (CVRD) informs that Moody’s Investors Service (Moody’s), one of the largest and most prestigious rating agencies in the world, has upgraded the ratings of the Company’s structured finance transactions.
Structured debt upgraded

Bonds
			Principal
Issue date	Maturity	Coupon	US$ million	Rating Moody’s
				Old	New
03/08/02 (PRI)	03/08/07	8.625%	300	Baa2	Baa1

Securitized Export Notes
Issue			Principal
date	Tranche	Maturity	US$ million	Grace Period	Coupon	Rating Moody’s
						Old	New
10/16/00	1	10/15/07	25	2 years	8.682%	Baa2	Baa1
	3	10/15/10	150	3 years	8.926%	Baa2	Baa1
The rating review of the structured finance deals mentioned above was prompted by the upgrade of CVRD’s global foreign currency rating to Baa3 from Ba1 by Moody’s, qualifying the Company to the investment grade position, as announced on July 8, 2005.
For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: September 27, 2005	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations